UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 28, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q1_2015
Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

28th April 2015



orange™

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly with respect to customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange's action plans for human resources, and the success of Orange's other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

1

Q1 2015 highlights

Q1 2015 achievements

revenue	EBITDA*
€9.7bn	€2.9bn
-0.9% yoy -0.3% ex reg yoy	-1.9% yoy 30.1% of revenues

Capex	mobile net adds
€1.2bn	+2.9m
12.3% of revenues	qoq of which +0.7m contract

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

* in this presentation, EBITDA stands for restated EBITDA unless otherwise specified, see slide 25 for EBITDA restatements

Sustained commercial performance across the Group

4G customers
in millions

France	4.5m	+0.8m in Q1 15
Spain	2.9m	+0.6m in Q1 15
Poland	0.9m	+0.3m in Q1 15
Belgium	0.6m	+0.1m in Q1 15
Romania	0.5m	+0.1m in Q1 15
Slovakia	0.3m	+0.1m in Q1 15

FTTH customers
in thousand

France	638k	+75k in Q1 15
Spain	113k	x2 in Q1 15

Africa & Middle East

101m
mobile customers
+3.1m in Q1 15

13.3m
Orange Money customers
+0.7m in Q1 15

Enterprise

+26% cloud services
Q1 15 yoy revenue growth

+30% security services
Q1 15 yoy revenue growth

Confirmed improved revenue trend in Europe & sustained growth in Africa and the Middle-East

Q1'15 revenue	Q1 2015	Q1 2014
€9.7bn	-0.9% yoy cb	-3.8% yoy cb
	-0.3% ex. reg.	-3.0% ex. reg.


revenue by segment
IC&SS €462m
Enterprise €1,546m
France €4,722m
Africa & Middle-East €1,124m
Other European countries €396m
Bel+Lux €302m
Poland €699m
Spain €928m

by activity


€2.0bn enterprise & others
€1.8bn fixed legacy & other fixed
€1.4bn fixed BB
€0.4bn mobile equipment sales
€4.2bn mobile services
Q1 2015
-3.2% -1.8% -0.9% 1.0% 1.0%
-4.2% -2.0% -2.4% -2.3% -3.9%
0.9% 1.7% 1.9% 2.1% 2.0%
28.1% 15.9% 9.8% 16.0% 17.1%
-6.9% -7.3% -4.9% -3.1% -2.8%
Q1 Q2 Q3 Q4 Q1
2014
2015

EBITDA decrease halved in absolute value with maintained efforts on cost savings

Q1'15 EBITDA	Q1 2015	Q1 2014
€2.9bn 30.1% of rev.	-1.9% yoy cb	-3.8% yoy cb
	-€55m yoy cb	-€120m yoy cb

EBITDA evolution

(in €m)


2,971
-90
-37
+71
2,916
Q1'14 cb
revenues
direct costs
indirect costs
Q1'15

Group average FTE* down -4.1%** yoy


Q1'14
Q1'15
88.9k
-4.2%
55.9k
-4.0%
France
international

focus on indirect cost savings

(yoy change in €m)


excluding Africa and the Middle-East
Africa and the Middle-East
+114
+133
-19
+71
+130
-59
Q1 2014 cb
Q1 2015

- Sustained efforts on indirect cost savings excl. AME
- Increase in AME to support growth

* Full Time Equivalent

** comparable basis; -6.6% historical basis, mainly due to Kenya and the Dominican Republic

Increased CAPEX on FTTH to support future growth

Q1'15 CAPEX

€1.2bn

12.3% of rev.

Q1 2015	Q1 2014
+3.0% yoy cb	+1.6% yoy cb



€1,156m
+57
-32
+9
€1,190m
Q1 2014cb
FTTH VDSL
4G
Other capex
Q1 2015

FTTH homes connectable

France	3.9m	+0.3m in Q1 15
Spain	0.9m	+0.1m in Q1 15
Poland	0.1m	+28k in Q1 15

4G coverage in % of pop.

France	76%	+2pts in Q1 15
Spain	73%	+3pts in Q1 15
Poland	72%	+11pts in Q1 15
Belgium	92%	+4pts in Q1 15
Romania	65%	+3pts in Q1 15

2

business review

Q1 2015 France financials

Better revenue trend with fixed and mobile ARPU decrease slowing down

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	4,810	4,722	-1,8%
excl. regulation			-1,6%
mobile services	1,948	1,854	-4.8%
mobile equipment	119	149	+24.9%
fixed services	2,608	2,578	-1.1%
other revenues	136	141	+4.1%

better mobile revenues trend confirmed in Q4

- customer base mix continued to improve supported by 4G/4G+ network coverage
- improved customer loyalty with the lowest contract churn rate since 2010 (14.2%)
- European roaming tariffs cut negatively impacted revenues and EBITDA
- mobile equipment revenues growth

fixed services benefiting from VHBB dynamism

- growing BB customer base (+2.8% yoy) supported by FTTH (+75% yoy)
- convergent offers success continued, negatively impacting BB ARPU (-1.4% yoy)
- wholesale increase due to volume effect of unbundled lines and fiber growth
- -1.3m PSTN lines lost (-12.5% yoy) vs. 1.5m in 1Q14 yoy

Quarterly revenues evolution (% yoy)



-7.0%
-5.0%
-4.2%
-3.1%
-1.8%
-1.8%
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

Broadband ARPU evolution (annual rolling, % yoy)



-2.5%
-2.1%
-2.0%
-1.4%
-1.4%

Mobile ARPU evolution (annual rolling, % yoy)



-10.4%
-9.2%
-8.9%
-7.2%
-6.4%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

Fixed BB revenues
+1.1% yoy (+€11m)

Fixed wholesale revenues
+5.1% yoy (+€48m)

÷2 Mobile services revenues decrease
divided by 2 in Q1'15
(-€94m vs. -€209m in Q1'14)

Q1 2015 France mobile KPIs

Strong mobile contract momentum with improving loyalty



contract net adds excl. M2M (in '000s)
contract churn rate
19.4%
19.0%
18.5%
17.6%
16.3%
15.5%
15.2%
14.8%
14.2%
-83
+166
+298
+240
+85
+59
+219
+256
+164
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15

yoy

+16 pts
91% of customers repriced on post April 2013 tariff plan

+3 pts
61% of consumer voice contract are on premium* offers

+7 pts
42% of consumer voice contract are on Open offers

+12 pts
39% of consumer voice contract are on SIM-only offers



4G
customers in millions
0.1
0.3
1.0
1.4
2.0
2.7
3.7
4.5
Q213
Q313
Q413
Q114
Q214
Q314
Q414
Q115

7,262	75.5%	17
4G activated sites	coverage in % of pop.	towns covered with **4G+**

* Origami & Open

Q1 2015 France fixed KPIs

FTTH accelerating BB customer base growth



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
15.5%
27.5%
27.1%
21.9%
10.8%
19.5%
33.1%
31.0%
~25%**
+41
+41
+71
+62
+31
+35
+85
+95
+67
+30
+33
+34
+45
+47
+50
+65
+82
+75
+11
+8
+36
+17
-16
-15
+20
+13
-8
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15

49%
of FTTH net adds are new customers

10.421m +2.8% yoy

broadband customers

FTTH ▸ 638k customers +74.8% yoy

+7 pts yoy

47% of BB customers have a 4P offer

+7 pts yoy

37% of BB customers are on premium*** offers

3.932m +1.2m yoy

FTTH homes connectable

* and others (satellite...) ** Orange estimates *** Play and Jet

Q1 2015 Europe

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	2,408	2,324	-3.5%
excl. regulation			-1.5%
mobile services	1,575	1,471	-6.6%
mobile equipment	192	219	+13.8%
fixed services	611	593	-2.9%
other revenues	30	40	+34.0%



+10.0% yoy
+11.6% ex.reg.
Moldavia
€33m
Armenia
€9m
-8.8% yoy
-8.8% ex.reg.
-2.4% yoy
+0.3% ex.reg.
Slovakia
€138m
-3.7% yoy
+6.4% ex.reg.
Romania
€221m
Q1'15 revenues
€2.3bn
24.0% of Group revenues
Spain
€928m
-5.0% yoy
-3.8% ex.reg.
Belgium & Luxembourg
€302m
-4.6% yoy
-2.7% ex.reg.
-1.7% yoy
-1.1% ex.reg.
Poland
€699m

Mobile services revenues (yoy growth)



Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
-9.4%
-12.4%
-8.3%
-6.0%
-6.6%

Postpaid net adds in Q1

+169k in Spain

+48k in Poland

TV customer base

190k subscribers in Romania

+21% qoq

Q1 2015 Spain

Convergence and 4G driving positive commercial performance

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	977	928	-5.0%
excl. regulation			-3.8%
mobile services	630	569	-9.6%
mobile equipment	125	127	+2.0%
fixed services	220	230	+4.6%
other revenues	2	1	n.s

customer base continues to grow driven by positive commercial momentum

- contract customer base growth (+5.8% YoY) with 2.9 million 4G customers
- double-digit FBB customer base growth (+13.4%) in Q1 pushed by convergent tariffs and FTTH

repricing of customer base almost completed

- mobile ARPU trend improving along last 4 quarters
- fixed revenues keep growing thanks to fixed broadband growth (+9.4% YoY)



4G
customers in millions
0.5
1.0
1.3
1.8
2.3
2.9
Q413
Q114
Q214
Q314
Q414
Q115

73% coverage in % of pop.

2.015m broadband customers — +2.5% qoq

FTTH ▸ 113k customers — x2 qoq

yoy

92% of mobile B2C contract customers on SIMO — +30 pts

80% of fixed broadband customers on convergent offers — +8 pts

Q1 2015 Poland

Sequentially improving revenue trends in both mobile and fixed

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	711	699	-1.7%
excl. regulation			-1.1%
mobile services	343	326	-4.9%
mobile equipment	10	33	+218.6%
fixed services	339	312	-8.1%
other revenues	19	28	+52.2%

mobile services revenues improving sequentially at -4.9% in Q1 15 after -5.3% in Q4 14

- prepaid ARPU up +1.7%
- postpaid base up +5%

fixed revenues improving sequentially at -8.1% in Q1 15 after -10.0% Q4 14

- continuous growth in VHBB base, with main effort on migration from ADSL
- continued effectiveness of convergence strategy, with +52k Q1 15 net adds in Open customers, resulting in 27% penetration in xDSL base
- +0.5% upturn in broadband ARPU reflecting better customer mix

convergence: continuous momentum in open customers

in '000s and in % of BB base


15%
18%
21%
24%
27%
352
418
480
539
591
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

fixed: steady growth in VHBB customers

in '000s and in % of xDSL base


4%
5%
7%
8%
10%
94
116
140
174
207
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

fixed: upturn in broadband ARPU

in €/month and in % yoy evolution


1.3%
0.5%
-0.2%
-0.8%
0.5%
14.5
14.5
14.5
14.3
14.5
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

Q1 2015 Belgium & Luxembourg

Revenue trend improving again for the 5th quarter in a row

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	317	302	-4.6%
excl. regulation			-2.7%
mobile services	252	247	-1.9%
mobile equipment	38	32	-15.5%
fixed services	25	21	-15.7%
other revenues	2	2	n.s

- trend in consolidated revenues ex-reg. improving at -2.7% vs. -9.2% last quarter
- mobile services ex-reg. slightly positive at +0.5% in 1Q15 vs. +0.7% last quarter
  - ex-M2M postpaid net adds : stabilised in B2C, trend further improving in B2B
  - Belgium postpaid ARPU up +4.0% vs. +1.9% in 4Q14
- progress on strategy to create levers for future growth
  - Belgium's leader in 4G coverage with 92% outdoor and 72% indoor
  - Mobistar's 4G postpaid base up +19%, reaching 1 out of 4 postpaid subs

mobile: stabilization in postpaid net-adds (ex. M2M)

in 000s


-42
-20
+1
+7
-5
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

mobile: improvement in Belgium quarterly postpaid ARPU

in % yoy evolution


-9.6%
-4.9%
-4.5%
1.9%
4.0%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

mobile: rapid growth in active 4G base

in 000s and in % of total subs


8%
11%
16%
19%
242
339
484
606
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

Q1 2015 Other European countries

Positive revenues growth ex-reg in Romania, Slovakia and Moldova

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	405	396	-2.2%
excl. regulation			+4.5%
mobile services	351	330	-6.0%
mobile equipment	19	26	+40.2%
fixed services	27	30	+12.0%
other revenues	8	9	n.s

- improving ex-reg. revenue growth performance
  - +6.4% in Romania (56% of sub-segment), vs. +4.5% last quarter
  - +0.3% in Slovakia (35% of sub-segment), vs. +1.6% last quarter
  - +11.6% in Moldova (8% of sub-segment), vs. +8.4% last quarter
- trend in mobile services revenues sequentially improving for the 3rd quarter in a row
- churn improving in 3 out of 4 countries

improving ex-reg trend in overall revenues

YoY change (%)



2.0
0.1
1.9
3.7
4.5
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

improving trend in mobile services revenues

YoY change (%)



0.5
-8.3
-7.1
-6.5
-6.0
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15

mobile: improving churn in 3 countries out of 4

YoY change (pts)



-2.9pts in Slovakia
-2.1pts in Moldova
-4.9pts in Armenia

Q1 2015 Africa & Middle East

Solid revenue growth driven by mobile customer base and data usage

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	1,053	1,124	+6.8%
excl. regulation			+6.9%
mobile services	824	899	+9.2%
mobile equipment	17	17	0.0%
fixed services	189	185	-2.1%
other revenues	24	24	n.s

Sustained revenues growth

- 6 out of 13 countries with double digit growth
- driven by Ivory Coast, Egypt, Mali, Congo and Guinea
- half of the mobile services yoy growth is coming from data

Commercial

- Thanks to +3.1m mobile customers in Q1'15, >10% yoy mobile customer base at 100.6m with significant growth in Mali, Congo, Ivory Coast, Guinea and Cameroon
- 4G launched in Botswana in February ; 2 countries with 4G end of Q1
- 13.3m Orange Money customers (+48% yoy) generating +84% revenues yoy

Key contributors to revenue growth

Q1 yoy revenue growth in % and €m



Africa & Middle East
+71
+6.8%
Ivory Coast
Egypt
Mali
DR Congo
Guinea
Other



€1.1bn
revenues
Others
Guinea
Cameroon
Jordan
Mali
Ivory Coast
Senegal
Egypt



101m
mobile
customers
Others
Guinea
Cameroon
Jordan
Mali
Ivory Coast
Senegal
Egypt

Q1 2015 Enterprise

Legacy activities in line with overall 2014 trends

in €m	Q1 14 cb	Q1 15 actual	change yoy cb
revenues	1,600	1,546	-3.4%
voice	415	386	-7.0%
data	750	724	-3.5%
IT & integration services	435	436	+0.3%

- voice revenues were in line with overall 2014 trend as migrations towards VoIP solutions maintained pressure on the topline
- data services revenues were also in line with overall 2014 trends, with price pressure on IPVPN partially compensated by slightly higher volumes
- Growth in IT & Integration services slowed down due to deliverables phasing. Security and Cloud services continued to perform well

voice services

yoy access growth in France



XoIP
PSTN
+7.3%
-7.7%
+18.2%*
-6.6%
Q1 14
Q1 15

data services

IPVPN accesses in France in thousands



+0.9%
291
294
Q1 14
Q1 15

IT services (cloud and security)

Q1 2015 yoy revenue growth



+26%
+30%
Cloud
Security

*+18.2% growth mainly due to a contract extension signed in Q4

3

2015 guidance

2015 guidance confirmed

2015 Restated EBITDA
€11.9bn - €12.1bn

net debt / EBITDA* around 2x in the medium term

2015 dividend
€0.60**

interim payment €0.20 in December 2015

selective M&A policy, focus on existing footprint

2014 dividend balance of €0.40

subject to the Annual General Meeting of Shareholders approval
ex-date June 8th, record date June 9th, payment date June 10th

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV
** subject to shareholders' approval

appendices

EE: improving underlying operating revenue and continued strong customer retention

Q1 operating revenue +0.3% ex. regulation, £m



-1.1%
+0.3%
1,486
-21
1,465
+12
-18
+10
1,469
Q1/14
regulation
Q1/14 ex regulation
postpaid
prepaid
fixed & w'sale
Q1/15

Continued postpaid growth#



Postpaid mobile
M2M
233k
166k
283k
216k
229k
181k
271k
194k
214k
123k
240k
165k
178k
119k
192k
144k
111k
53k
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14
Q4/14
Q1/15

#excluding MVNOs

Sustained low postpaid churn[a]



1,2%
1,1%
1,1%
1,2%
1,2%
1,1%
1,1%
1,2%
1,2%
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14
Q4/14
Q1/15

[a] monthly average (3 month rolling)

Insights

- Q1 underlying operating revenue +0.3% yoy, with postpaid and fixed growth offsetting prepaid decline
- 4G base of 9.3m; addition of 1.7m 4G customers in Q1
- Strong customer retention; churn 1.2%, 16th quarter at 1.2% or below
- Q1 fixed-line 50k net adds, best ever since formation of EE

Initiatives

- Announced 3 year £1.5bn investment programme to further improve coverage
- 4G pop. coverage 87%, double-speed 4G of 67%
- Launched WiFi calling to improve in-building coverage

Revenues yoy evolution


Group
organic
ex reg
-1.8%
-2.5%
-2.4%
-3.8%
-3.0%
-2.3%
-1.4%
0.0%
-0.3%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15
France
-1.6%
-1.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Africa & the Middle-East
+6.9%
+6.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Europe
-1.5%
-3.5%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Enterprise
-3.4%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Spain
-3.8%
-5.0%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Poland
-1.1%
-1.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Belgium & Luxemburg
-2.7%
-4.6%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Other European countries
+4.5%
-2.2%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

EBITDA restatements

in €m	Q1'14 cb	Q1'15 actual	
EBITDA restated	2,971	2,916	
restructuring		-14	①
litigations	-300	-23	
labour related	-36	-71	
o\w Senior Part Time	-36	-38	
o\w Holiday pay		-34	②
EBITDA reported	2,635	2,808	

① mainly related to distribution network restructuring and to departure plans

② related to new calculation methods on Holiday pay